Exhibit 99.2

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

PROXY

Solicited on Behalf of the Board of Directors for a Meeting of Holders of Class A Ordinary Shares

To be held on August 18, 2026 at 10 a.m. Beijing Time (August 17, 2026 at 10 p.m. Eastern Time)

The undersigned hereby appoints Mr. Bin Lu as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) which the undersigned is entitled to vote at the Meeting of Holders of Class A ordinary shares of a par value of US$0.0000375 each (the “Class A Ordinary Shares”) of the Company (the “Class A Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1 of the Class A Meeting.

Item 1	By a resolution passed by at least a two-thirds (2/3) majority of the votes cast of the holders of the Class A Ordinary Shares present in person or by proxy and entitled to vote at the Class A Meeting, to approve any variation of the rights attaching to the Class A Ordinary Shares arising from the matters contemplated by (i) the Increase of Voting Rights of Class B Ordinary Shares (as defined in the proxy statement) and (ii) the Adoption of the Amended and Restated M&AA (as defined in the proxy statement) (the “Class A Proposal”).

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Class A Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).